ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2008

(Unaudited)

#

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51 – 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Balance Sheets

	June 30, 2008 (Unaudited)	December 31, 2007 (Audited)

Assets

Current assets:
Cash and cash equivalents	$6,405,323	$6,629,208
Amounts receivable	139,131	100,032
Subscription receivable	-	370,000
Prepaid expenses	296,262	29,591
	6,840,716	7,128,831
Mineral properties (Note 4)	8,508,561	6,432,526
Equipment (Note 5)	35,664	17,269
	$15,384,941	$13,578,626

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$101,957	$94,313
Due to MetalQuest Minerals Inc. (Note 3)	252,775	491,000
	354,732	585,313
Due to MetalQuest Minerals Inc. (Note 3)	1,011,100	982,000
	1,365,832	1,567,313

Shareholders’ Equity:
Share capital (Note 6)	14,603,899	12,252,817
Shares subscribed	-	2,000
Contributed surplus (Note 6)	440,015	50,467
Deficit	(1,024,805)	(293,971)
	14,019,109	12,011,313
	$15,384,941	$13,578,626
Commitments and contingencies (Note 9)
Subsequent events (Note 14)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Consolidated Statements of Operations and Deficit

(Unaudited)

	For the three months ended		For the six months ended
	June 30,	July 31,	June 30,	July 31,
	2008	2007	2008	2007

EXPENSES
Amortization	$ 2,705	$ -	$ 2,705	$ -
Bank charges and interest	1,162	1,149	2,592	1,206
Corporate development	15,306	5,219	30,030	5,219
Filing fees	2,500	23,457	21,598	35,607
Management and consulting fees	13,834	2,088	22,746	2,088
Office	56,479	15,639	99,036	20,314
Professional fees	56,127	24,775	111,449	24,775
Rent	1,500	1,500	3,000	3,000
Shareholders communication	36,574	14,033	73,522	14,033
Stock-based compensation	179,023	-	425,132	-
Transfer agent fees	8,743	7,530	18,033	8,210
Travel	4,058	8,275	11,470	8,275
Wages	-	23,430	-	23,430
	378,011	127,095	821,313	146,157

Interest income	69,027	19,819	107,702	19,819
Foreign exchange	18,527	2,284	(17,223)	2,284
	87,554	22,103	90,479	22,103

NET LOSS FOR THE PERIOD	290,457	104,992	730,834	124,054

DEFICIT, BEGINNING OF PERIOD	734,348	79,366	293,971	60,304

DEFICIT, END OF PERIOD	$ 1,024,805	$ 184,358	$ 1,024,805	$ 184,358

LOSS PER SHARE – BASIC AND DILUTED	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)

WEIGHTED AVERAGE NUMBER	26,633,945	20,788,751	25,889,925	19,672,588

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Consolidated Statements of Cash Flow

(Unaudited)

	For the three months ended		For the six months ended
	June 30,	July 31,	June 30,	July 31,
	2008	2007	2008	2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$ (290,457)	$ (104,992)	$ (730,834)	$ (124,054)
Items not involving cash:
Amortization	2,705	-	2,705	-
Accrued interest income	(17,226)	-	(17,226)	-
Stock-based compensation	179,023	-	425,132	-
Foreign exchange (loss) gain on long-term debt	(15,126)	-	45,574	-
	(141,081)	(104,992)	(274,649)	(124,054)
Changes in non-cash working-capital items:
Amounts receivable	(31,916)	(10,624)	(21,873)	(12,837)
Prepaid expenses	(274,718)	(18,744)	(266,670)	(47,183)
Accounts payable and accrued liabilities	33,243	68,504	7,644	60,140
Subscription receivable	-	-	370,000	-
	(414,472)	(65,856)	(185,548)	(123,934)

INVESTING ACTIVITIES
Deferred financing costs	-	57,870	-	25,000
Mineral properties	(813,700)	(371,612)	(1,370,837)	(371,612)
Purchase of equipment	(5,024)	-	(21,100)	-
Cash acquired from QT (Note 3)	-	20,166	-	20,166
Cash paid for QT (Note 3)	-	(912,245)	-	(912,245)
	(818,724)	(1,205,821)	(1,391,937)	(1,238,691)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	126,670	6,230,000	1,355,600	6,230,000
Share issue costs	-	(51,413)	-	(51,413)
Shares subscribed	-	-	(2,000)	-
	126,670	6,178,587	1,353,600	6,178,587

Net change in cash and cash equivalents	(1,106,526)	4,906,910	(223,885)	4,815,962

Cash and cash equivalents, beginning of period	7,511,849	240,841	6,629,208	331,789

Cash and cash equivalents, end of period	$ 6,405,323	$ 5,147,751	$ 6,405,323	$ 5,147,751

Supplemental disclosure with respect to cash flows (Note 8).

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act.  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.

As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  On July 13, 2007, the Company received final approval from the Exchange for the acquisition of three Mexican companies that collectively owned a significant portion of the Santa Gertrudis gold deposit in Mexico (Note 3), the related private placements (Note 6(d)) and the name change.

In 2007, the Company changed its year end from July 31 to December 31 such that these interim consolidated financial statements are for the six months ended June 30, 2008 with  comparatives for the six months ended July 31, 2007.

The Company has no revenue and has a deficit of $1,024,805 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or not possible.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and its wholly-owned subsidiaries:  First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual consolidated financial statements.  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar.  The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties.  Properties acquired under option agreements are recorded in the accounts at such time as payments are made.  Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method.  Under this method, future income-tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Stock based compensation

The Company has a stock option plan as described in Note 6(g) and accounts for all stock-based compensation arrangements entered into on or after June 29, 2006 using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options at the date of grant as determined by the Black Scholes Option Pricing model.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at June 30, 2008, the Company did not have any asset retirement obligations.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 11).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 11).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 12).  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

3.

QUALIFYING TRANSACTION

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the current portion due. As at June 30, 2008, the remaining US$250,000 payment is reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current.  Subsequent to the period end, the Company issued 172,534 shares to pay for the US$250,000 recorded as a current liability (Note 14).

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos.  These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus common shares of the Company issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described at Note 6(d).  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.  The following table summarizes these amounts:

	First Silver	Recursos	Chuqui	Total

Cash and cash equivalents	$ 18,133	$ 622	$ 1,411	$ 20,166
Amounts receivable	77,244	8,850	49,486	135,580
Mineral properties	1,524,821	1,610,725	2,024,103	5,159,649
	$ 1,620,198	$ 1,620,197	$ 2,075,000	$ 5,315,395

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

4.

MINERAL PROPERTIES

Santa Gertrudis Property - Continued

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims.

Lopez-Limon Option Agreement

Chuqui signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property at any time on or before June 1, 2011 by making the following payments:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000
June 1, 2009	150,000
December 1, 2009	250,000
June 1, 2010	250,000
December 1, 2010	300,000
June 1, 2011	700,000

Total	$ 2,000,000

Don Victor Option Agreement

On July 24, 2007, the Company signed an option agreement with an arm’s length party to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
At signing	$ 25,000	Paid	$ 20,000	Issued
July 24, 2008	25,000	(1)	25,000	(1)
January 24, 2009	30,000		35,000
July 24, 2009	30,000		47,500
January 24, 2010	35,000		55,000
July 24, 2010	35,000		65,000
January 24, 2011	40,000		70,000
July 24, 2011	40,000		87,500
January 24, 2012	45,000		90,000
July 24, 2012	45,000		105,000

Total	$ 350,000		$ 600,000

(1) Subsequently, the cash payment was made and 17,837 common shares were issued at $1.41 for US$25,000.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
At signing	$ 20,000	Paid
12 months	20,000
18 months	20,000
24 months	20,000
30 months	20,000
36 months	20,000
42 months	20,000
48 months	20,000
54 months	20,000
60 months	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

MetalQuest, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI 43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in common shares of the Company at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with MetalQuest.

On November 27, 2007, after MTC terminated its pre-existing option with MetalQuest, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence.  On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Net Smelter Royalty

As a covenant with and lien on the Santa Gertrudis Property, when the Santa Gertrudis Property goes into production, the Company was subject to the following commitments:

•

Through a sales-purchase agreement entered into in March 2002 by First Silver, First Silver is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary, equal to 2% of the Net Smelter Return.  This royalty is payable as to 1.33% to Queenstake Resources Ltd. and as to 0.67% to Campbell Resources Inc.

•

Through a sales-purchase agreement entered into in September 2002 by Recursos, Recursos is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary as follows:

i)

Royalties equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached; and

ii)

Production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

The Company purchased all of these Net Smelter Royalties by paying $87,500 cash in 2007 and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

Bacanuchi

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of carrying values by period is as follows:

	July 31, 2007	Expenditures for the period	December 31, 2007	Expenditures for the period	June 30, 2008
	(Audited)		(Audited)		(Unaudited)
Santa Gertrudis Property
Acquisition costs	$ 5,407,041	$ -	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	38,181	25,559	63,740	122,923	186,663
Camp and general	-	72,236	72,236	214,973	287,209
Environmental costs	2,409	-	2,409	-	2,409
Field costs	-	806	806	4,991	5,797
Foreign value added tax credit	120,072	27,776	147,848	68,742	216,590
Geology	7,477	45,397	52,874	224,668	277,542
Geophysical	27,496	67,562	95,058	284,294	379,352
Metallurgical consulting	-	-	-	5,646	5,646
Net smelter royalty payments	-	87,500	87,500	62,500	150,000
Office and administrative	12,218	105,320	117,538	11,426	128,964
Option payments	61,061	147,440	208,501	516,117	724,618
Resources calculation	-	8,223	8,223	41,483	49,706
Surface access fees	-	-	-	7,020	7,020
Travel	-	33,738	33,738	124,863	158,601
Wages	-	110,954	110,954	161,869	272,823
	5,675,955	732,511	6,408,466	1,851,515	8,259,981
Bacanuchi
Camp and general	-	-	-	140	140
Geology	-	-	-	9,753	9,753
Geophysical	-	-	-	558	558
Mining property payments	13,387	-	13,387	-	13,387
Office and administrative	-	-	-	288	288
Option payments	10,673	-	10,673	200,000	210,673
Staking	-	-	-	11,807	11,807
Travel	-	-	-	1,974	1,974
	24,060	-	24,060	224,520	248,580
Total	$ 5,700,015	$ 732,511	$ 6,432,526	$ 2,076,035	$ 8,508,561

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

5.

EQUIPMENT

	June 30, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
			(Unaudited)	(Audited)

Vehicle	$ 18,420	$ 2,883	$ 15,537	$ 17,269
Office equipment	3,719	279	3,440	-
Exploration equipment	17,381	694	16,687	-
	$ 39,520	$ 3,856	$ 35,664	$ 17,269

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

6.

SHARE CAPITAL

a) Authorized:

Unlimited number of common shares without par value

b) Issued:

	Number of Shares	Amount	Contributed Surplus
Balance at July 31, 2006 (Audited)	1,000,000	$ 100,000	$ -

Initial public offering (“IPO”) (Note 6c)	1,500,000	300,000	-
Share issue cost – IPO (Note 6c)	-	(74,660)	18,977
Qualifying transaction (Note 3)	5,250,000	2,625,000	-
Finder’s fee (Note 3)	379,000	189,500	-
Private placements (Note 6d)	12,400,000	6,200,000	-
Agent’s commission (Note 6d)	455,000	227,500	-
Share issue costs (Notes 3 & 6d)	-	(348,940)	70,027
Exercise of IPO agent’s options (Note 6c)	150,000	48,977	(18,977)
Stock-based compensation (Note 6g)	-	-	37,608

Balance at July 31, 2007 (Audited)	21,134,000	9,267,377	107,635

Exercise of Agent’s and Finder’s warrants (Note 6d)	407,768	263,389	(39,117)
Option payment (Note 4)	21,739	20,000	-
Private placement (Note 6d)	2,500,000	2,500,000	-
Exercise of options (Note 6g)	120,000	42,051	(18,051)
Exercise of warrants (Note 6d)	160,000	160,000	-

Balance at December 31, 2007 (Audited)	24,343,507	12,252,817	50,467

Exercise of Agent’s and Finder’s warrants (Note 6d)	320,957	207,364	(30,838)
Option and net smelter royalty payments (Note 4)	357,429	505,198	-
Property payment (Note 4)	400,000	200,000	-
Qualifying transaction (Note 3)	153,295	254,700	-
Exercise of options (Note 6g)	25,000	17,246	(4,746)
Exercise of warrants (Note 6d)	1,166,574	1,166,574	-
Stock-based compensation (Note 6g)	-	-	425,132

Balance at June 30, 2008 (Unaudited)	26,766,762	$ 14,603,899	$ 440,015

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

c) Initial Public Offering:

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. The final Mutual Reliance Review System for Prospectuses decision document was issued on October 30, 2006.  On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. In July 2007, the 150,000 agent’s options were exercised.

d) Private Placements:

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its QT for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company also closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds for these two financings was $6.2 million and was released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant. Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on September 9 and September 12, 2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

6.

SHARE CAPITAL - CONTINUED

d) Private Placements - Continued:

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $39,117 was recognized on these exercised warrants.  Another 160,000 warrants were exercised at $1.00.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008.

During the six months ended June 30, 2008, a total of 320,957 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $30,838 was recognized on these exercised warrants.  Another 1,166,547 warrants were exercised at $1.00.

e) Escrow Shares:

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares were released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release.  1,260,213 shares have been released as of June 30, 2008, leaving a balance of 3,780,637 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release.  185,710 shares have been released as of June 30, 2008, leaving a balance of 193,290 shares held in escrow.

The total number of shares held in escrow at June 30, 2008 was 3,973,927. Subsequently, 820,558 escrow shares were released.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

f) Performance Bonus Pool:

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

g) Stock Options:

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.  On December 14, 2006, the Company granted a total of 250,000 options to the directors with the closing of its IPO with an exercise price of $0.20 per share.  In addition, another 1,575,000 options at $0.50 per share were granted to the directors, officers, advisors and consultants with the closing of its Qualifying Transaction.  These options are non-transferable and will expire on the fifth anniversary of their date of issue if unexercised.

The Company also granted 150,000 agent’s options on December 14, 2006 upon the closing of its IPO which options were exercisable at $0.20 per share for a period of 24 months (Note 6c).  These options were exercised in July 2007.

During the six months ended June 30, 2008, 75,000 options were granted to a consultant of the Company at an exercise price of $1.60 per share, expiring on January 15, 2013 and 620,000 options were granted to directors, officers and consultants of the Company at an exercise price of $1.40 per share, expiring on June 17, 2013. 25,000 options at $0.50 per share were exercised.  A fair value of $4,746 was recognized on these exercised options.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

g) Stock Options - Continued:

Options outstanding at June 30, 2008 and December 31, 2007 were as follows:

	June 30, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	1,705,000	$ 0.48	1,825,000	$ 0.46
Granted – consultant	75,000	1.60	-	-
Granted	620,000	1.40	-	-
Exercised	(25,000)	(0.50)	(120,000)	(0.20)
Expired	(5,000)	(0.50)	-	-

Outstanding, end of period	2,370,000	$ 0.75	1,705,000	$ 0.48

As at June 30, 2008, the Company had the following options outstanding:

Expiry Date	Number of Options		Exercise Price
December 14, 2011	130,000		$0.20
July 12, 2012	1,545,000	(1)	$0.50
January 15, 2013	75,000		$1.60
June 17, 2013	620,000		$1.40

	2,370,000

(1)  Subsequently, 20,000 options at $0.50 were exercised.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

h) Warrants:

Warrants outstanding at June 30, 2008 and December 31, 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, July 31, 2007	7,157,500	$ 0.95

Granted	1,250,000	1.50
Exercised	(567,768)	0.68
Outstanding, December 31, 2007	7,839,732	1.06

Exercised	(1,487,531)	0.90
Outstanding, June 30, 2008	6,352,201	$ 1.10

As at June 30, 2008, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants		Exercise Price
June 21, 2009	1,250,000		$1.50
July 5, 2009	1,275		$0.55
July 5, 2009	5,100,926	(1)	$1.00
	6,352,201

(1)  Subsequently, 30,000 warrants at $1.00 were exercised.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

7.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2008, the Company:

a)  incurred an expense of $3,000 (six months ended July 31, 2007 - $3,000) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $69,000 (six months ended July 31, 2007 - $6,500) for management and accounting services to a private company controlled by a director of the Company.

c)

capitalized $Nil (six months ended July 31, 2007 - $8,500) for costs incurred as part of the completion of the QT to a private company controlled by a director.

As at June 30, 2008, a total of $13,763 (December 31, 2007 - $16,718) was owed to a director, an officer and a private company controlled by a director of the Company for expense reimbursements and fees.

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended June 30, 2008,

a)

The Company received interest income in cash for $90,476.

b)

The Company issued a total of 757,429 common shares valued at $705,198 for option payments, net royalty smelter purchase payment and property acquisition payment (Note 4).

c)

The Company issued 153,295 common shares valued at $254,700 for 50% of the first anniversary Qualifying Transaction payment of US$500,000 (Note 3).

During the six months ended July 31, 2007,

d)

The Company issued an aggregate of 5,250,000 common shares valued at $2,625,000 for the acquisition of First Silver, Recursos and Chuqui (Note 3).

e)

The Company issued 379,000 common shares valued at $189,500 for a finder’s fee (Note 3).

f)

The Company issued 455,000 common shares valued at $227,500 for the Agent’s commission (Note 6d).

9.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2007 to July 5, 2008. Subsequently, on July 5, 2008, the Company signed another 12 months from July 6, 2008 to July 5, 2009 for corporate development work and the Company is committed to pay US$15,000 each quarter.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

10.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Six months ended June 30, 2008
Loss for the period	$(709,201)	$(21,633)	$(730,834)
Capital expenditures	$-	$1,391,937	$1,391,937

Six months ended July 31, 2007
Loss for the period	$(122,369)	$(1,685)	$(124,054)
Capital expenditures	$-	$371,612	$371,612

As at June 30, 2008
Assets	$6,450,763	$8,934,178	$15,384,941

As at December 31, 2007
Assets	$7,052,490	$6,256,135	$13,578,626

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and Due to MetalQuest Minerals Inc. approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

11.

FINANCIAL INSTRUMENTS – CONTINUED

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s amount receivable consists primarily of goods and services tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold.  The Company has not hedged any of its future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - CONTINUED

	June 30 2008	December 31 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 8,508,561	$ 6,432,526
Less deferred costs expensed under U.S. GAAP	(8,508,561)	(6,432,526)
Mineral property costs under U.S. GAAP	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (730,834)	$ (109,613)
Mineral property costs expensed under U.S.GAAP	(2,076,035)	(732,511)
Net loss under U.S. GAAP	$ (2,806,869)	$ (842,124)

c) Deficit
Closing deficit under Canadian GAAP	$ (1,024,805)	$ (293,971)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(8,508,561)	(6,432,526)
Closing deficit under U.S. GAAP	$ (9,533,366)	$ (6,726,497)

d) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (185,548)	$ (710,847)
Loss under Canadian GAAP	730,834	109,613
Loss under U.S. GAAP	(2,806,869)	(842,124)
Non-cash exploration costs expensed under U.S. GAAP	705,198	32,963
Cash used in operating activities - U.S. GAAP	$ (1,556,385)	$ (1,410,395)

e) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (1,391,937)	$ (717,968)
Mineral property costs expensed under U.S. GAAP	1,370,837	699,548
Cash used in from investing activities - U.S. GAAP	$ (21,100)	$ (18,420)

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the six months ended June 30, 2008

(Unaudited)

14.

SUBSEQUENT EVENTS

(a)

On July 9, 2008, the Company issued 172,534 common shares to MetalQuest to pay for the US$250,000 recorded as a current liability. (Note 3)

(b)  On July 21, 2008, the Company announced signing a letter of intent for the purchase of two critical internal concessions in the Santa Teresa district from Minera Lixivian, S.A. de C.V.. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The acquisition, a total of US$650,000 payable in common shares and cash over 18 months from the date a final option agreement is signed, is subject to a 60 day due diligence period.